1 VERSABANK TO SELL ITS ONLY BANK BRANCH IN HOLDINGFORD, MINNESOTA, TO STEARNS BANK – Sale Consistent with Highly Efficient Branchless, Partner-Based, Digital Banking Model; Will Contribute to Overall Efficiency of the Bank – LONDON, ON/CNW – VersaBank (or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to- business digital banking, as well as technology solutions for cybersecurity, today announced that the Bank has entered into a definitive agreement for the sale of certain assets associated with its only bank branch in Holdingford, Minnesota to Stearns Bank National Association (“Stearns Bank”) (the “Holdingford Sale”). The Holdingford Sale has been approved by the Office of the Comptroller of the Currency (“OCC”). “The sale of our only retail bank branch back to Stearns Bank is consistent with our highly efficient branchless, partner-based, digital banking model and the resulting cost savings will contribute to our operating leverage as we continue to steadily ramp up our Structured Receivable Program business in the U.S.” said David Taylor, Founder and President, VersaBank. “The efficiency of our U.S. operations has already surpassed that of our Canadian operations. As a cloud-based bank with one of the most unique operating models in North America, we are well positioned to continue to drive an enhanced efficiency ratio to industry leading levels.” “We are privileged and proud to have had the opportunity to serve our Holdingford customers over the past twenty months. We thank you for the opportunity to be part of the community and look forward to a seamless transition back to the incredible team at Stearns Bank.” “It has been a continued pleasure working with the VersaBank team. We are proud of the Holdingford team for their stability and commitment throughout this transition, maintaining a strong community presence over the past 20 months. Our organizations share core values, and we look forward to continued collaboration between our two banks, both of which are committed to making a meaningful difference.” Heather Plumski, President, Stearns Bank. The Holdingford Sale will have de minimis impact on VersaBank’s tangible book value and is expected to result in a one-time, non-cash intangible asset write off of approximately $1.7 million in the second quarter of fiscal 2026. Otherwise, the transaction, which is anticipated to close in Q226, is expected to have de minimis financial implications for the Bank beyond the contribution to efficiency. About VersaBank VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Minnesota-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and

2 government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary and proprietary Real Bank Tokenized Deposits™. VersaBank’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. Forward-Looking Statements VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may also be included in other securities filings or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to future events or future performance are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank’s control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies within in which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank’s ability to anticipate and manage the risks associated with these factors. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this press release is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward-looking statement contained in this press release or made from time to time by VersaBank or on its behalf. About Stearns Bank Stearns Bank is Unusual. Stearns Bank National Association is a majority women-owned and governed financial services institution committed to empowering people, entrepreneurs, small businesses, and local communities to reach their full financial potential. As a privately held, employee-owned entity, Stearns Bank offers a wide array of national products and services including consumer and small business banking, affordable housing financing, USDA and SBA lending, and equipment and small business financing. Headquartered in Minnesota, the well-capitalized institution has branch locations in Minnesota, Florida, and Arizona. Guided by a commitment to fostering a diverse, inclusive, and equitable workplace, Stearns Bank is regularly recognized as one of the nation’s highest performing banks and ‘Best Banks to Work For’ by American Banker. Member FDIC. Equal Housing Lender. Learn more at www.StearnsBank.com.

3 FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 540-7486 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X.